Exhibit 99.3

Deutsche Bank

General Meeting 2017

Counterproposals

Counterproposals received by us are classified into two groups:

We designate with capital letters those counterproposals for which, if you wish to vote for them, you can place a tick directly under the appropriate capital letter on the reply form. In this case, please also tick the appropriate box under the respective item on the Agenda to indicate how you would like to vote in order to make sure that your vote is counted even if the counterproposal is not made, is retracted or, for some other reason, is not voted on at the General Meeting.

The other counterproposals, which merely reject proposals by the Management Board and the Supervisory Board, or by the Supervisory Board alone, are not designated with capital letters. If you wish to vote for these counterproposals, you must vote “No” to the respective item on the Agenda. For our Ordinary General Meeting taking place on Thursday, May 18, 2017, in Frankfurt am Main, we have received the following counterproposals to date. The proposals and reasons are the authors’ views as notified to us. We have also placed assertions of fact in the Internet without changing or verifying them.

Shareholder Dr. Dr. Markus Eckl, Tübingen, re. Agenda Items 3 and 4

Unfortunately, we feel compelled to propose again this year that the ratification of the acts of management of the members of the Management Board and Supervisory Board be refused for the preceding financial year.

Reasons

„Plus ça change, plus c‘est la même chose” has become the mantra of the Deutsche Bank shareholder – the more things change, the more they stay the same. The faces on the Management Board and Supervisory Board change – the new are usually ushered in with great fanfare, the old generally vanish unceremoniously – but the mismanagement remains the same.

There is little sign of the highly touted “deep cultural change at Deutsche Bank” (Release, January 31, 2013, 4) of the Management Board’s avowal that keeping the bank’s practices in line with ethical standards would “absolutely” be “a core responsibility” (FAZ, October 30, 2015, 22).

“Settlements” in the billions still dominate the headlines.

The fact that the chairman of the Integrity Committee was forced to throw in the towel because he actually took the “deep cultural change at Deutsche Bank” seriously speaks volumes. And Georg Thoma is not the first prominent lawyer to leave the bank’s Supervisory Board after a relatively short time.

Based on our experience with the bank’s Esslingen and Stuttgart branches, unfortunately, we have been unable to recognize any indications that anything has changed for the better.

Let us take a look at the bank’s operating results.

The figures are and remain a disaster.

During the preceding financial year, a year of continued favorable conditions for the financial markets, a year in which the book value per share at Goldman Sachs rose 6.69% and at Morgan Stanley by 4.97%, the book value per Deutsche Bank share declined from €45.16 to €42.74, and thus as an absolute figure by €2.42 and as a relative figure by 5.66%.

Since the start of the Fitschen/Jain/Dr. Achleitner era – i.e., since the end of 2011 – the picture has looked like this: While the book value per share at Goldman Sachs has risen 40.03% and at Morgan Stanley by 32.34%, the book value per Deutsche Bank share has declined from €58.11 to €42.74 and thus as an absolute figure by €15.37 and as a relative figure by 35.96%.

Don’t say it is because of capital increases. Like I already said last year, capital increases do not necessarily lead to a reduction in the book value per share. Capital increases only lead to a reduction in the book value per share when trust has already been lost to such an extent that new shares can only be brought onto the market with a discount on the book value. Goldman Sachs and Morgan Stanley do not carry out, soit dit en passant, capital increases non-stop but buy back own shares in treasury. The fact that management felt compelled during the last capital increase (the fourth since 2010) to sell off the new shares at a discount of no less than 72.74% on the book value, shows what a desperate situation the Bank is now in. And with a share price loss of 7.89% on the day after the capital increase was announced, the market’s verdict could not have been clearer.

The development of Deutsche Bank’s business again in the preceding financial year, unfortunately, clearly showed that the often cited contradiction between decency and business isn’t one; that a company with dubious business methods doesn’t actually prosper financially either.

After losing €6.772 billion in the 2015 financial year, the bank lost a further €1.356 billion in the preceding financial year.

Under these circumstances, a ratification of the acts of management of the Management Board and Supervisory Board for the preceding financial year cannot be considered.

Shareholder Jens Kuhn, Sponholz, re. Agenda Items 3 and 4

When voting on Agenda Item 3 (Ratification of the acts of management of the members of the Management Board) and Agenda Item 4 (Ratification of the acts of management of the members of the Supervisory Board), I hereby request that ratification be refused.

Reasons

Wherever you look at Deutsche Bank, everything has descended into confusion – incoherence is the order of the day.

Five years on from the Ackermann era, the Management Board and the Supervisory Board have dreamed up a more sincere and profitable business for Deutsche Bank with a project named “Oak Tree”. Once again, a “new culture” is supposed to lay the foundation, even though Fitschen’s drive to change the culture failed spectacularly. The bank owes it to itself and its shareholders to investigate the reasons why. But any possible conclusions about the specific responsibility of individual managers are too dangerous.

The flip-flopping over Postbank seems to be the blueprint for how the management does things – when for once it stops running around in circles.

The following will use just three specific examples to briefly illustrate how little Deutsche Bank’s management has lived up to its responsibility and obligations.

The first is the dividend policy.

A year ago, moves were being contemplated to even strip us shareholders of our minimum dividend for 2015. Thanks to the legal intervention of certain shareholders and a well-founded ruling by the Regional Court in Frankfurt dated December 15, 2016, it was demonstrated that the previous Annual General Meeting’s dividend resolution hardly conformed with the applicable laws.

This seemed to come in the nick of time for John Cryan and the Management Board. In tacit acknowledgment of the Frankfurt court’s ruling, they could then lure in potential investors for what is apparently a capital increase of paramount necessity. Although a resolution on the dividend payment for 2015 is not even on the table yet, existing and new shareholders are being promised that a so-called total dividend will be distributed. It does not take long for anyone to recognize that this is none other than a discount on the capital increase to the detriment of the existing shareholders.

And while the Management Board has long been in the habit of fabricating facts, the bank is continuing to take legal action against the Frankfurt ruling and has even gone so far as to prepare an appeal.

Perhaps the emancipation of the bank’s legal department has led to there being absolutely no internal coordination at Deutsche Bank?! This impression can also be gained by taking a closer look at the financial litigation provisions reported in the annual reports for recent years.

On the one hand, the Management Board of Deutsche Bank wants us to believe that with the – for now – record fine of over USD 7 billion in the United States, the major risks to the bank have been swept out of the way. However, on closer inspection there are financial risks lying dormant – if only in the two class action suits being pursued in the United States against Deutsche Bank by its major investor Blackrock and groups like Pimco, Charles Schwab or Germany’s DZ Bank – that the current provisions are in no way capable of covering.

Incidentally, Deutsche Bank’s provisions policy appears to be so catastrophic that shareholders have already had to file criminal complaints at the public prosecutor’s office in Frankfurt.

It was only in February that CEO John Cryan publicly apologized on his own behalf and on behalf of his fellow Management Board members for the misconduct at Deutsche Bank.

Following an apology it should – and indeed must – be assumed that the conduct of Deutsche Bank’s representatives will no longer lead to scandals and sustained damage to the bank’s reputation.

Wrong again!

On April 4, the television program ARD Magazin Report Mainz reiterated reports on Deutsche Bank’s unspeakable involvement in junk property fraud here in Germany in the 1990s. And by no means does Cryan’s blanket apology do anything to absolve this brazen cheating of German retail investors. Even today, Deutsche Bank continues to shamelessly make use of the fraudulent loan agreements.

And in the currently pending litigation concerning these junk properties, Deutsche Bank’s attorneys of record are still arguing against the facts as of the date on which the agreements were entered into and thus continue to surreptitiously obtain favorable judgments for the bank by means deceiving the court.

Since 2015, the members of the Management Board and the Supervisory Board have been regularly informed by mail and also at the Annual General Meeting about this large-scale and systematic deceit of the court. Daily newspaper “TAZ” reported on these allegations on March 16, 2017.

With their failure to act and to explain these allegations, the members of the Management Board and the Supervisory Board of Deutsche Bank are consciously risking further reputational damage of the highest severity, and that of all places here in Deutsche Bank’s home location.

For the reasons specified, the ratification of the acts of management of the Management Board and the Supervisory Board is to be refused.

Shareholder Dr. Michael T. Bohndorf, Ibiza / Hamburg, re. Agenda Items 2, 3 and 4

Counterproposal by the attorney Dr. Michael T. Bohndorf, Ibiza and Hamburg, on Agenda Items 2, 3 and 4 of the 2017 Deutsche Bank (DB) Annual General Meeting (AGM)

I hereby propose

A that no dividend payment for the 2015 financial year be resolved, nor that it be included in the 2016 dividend payment,

and

furthermore that the ratification of the acts of management of the Management Board (MB) and the Supervisory Board

(SB) be refused.

Reasons

The attendees of the current AGM are not the same as those who were eligible to vote at the 2016 AGM. There have been drastic shifts in shareholdings (acquisition by investors from Qatar, China, acquisitions of new shares under the capital increase, etc.). The shareholders attending the 2017 AGM are prohibited from voting on any dividend for 2015 (and its disposition for 2016). The 2017 AGM does not also comprise the 2015 financial year. A dividend resolution with respect to the latter financial year was already passed at the 2016 AGM (in line with the proposal of the MB and SB). Moreover, Agenda Item 2a does not provide for any option of rescinding the preceding dividend resolution (something which would also hardly be legally possible).

The trade press has – rightly – been reporting on this as an “odd sort of squabble over the dividend”. It is noted in the reports that the dividend distribution, as recommended in Agenda Item 2a, would be detrimental to the “old shareholders” (i.e., those who already held shares in the 2015 financial year): this is because those shareholders who purchased shares under the capital increase carried out in March 2017 would unjustifiably also receive a portion of the distribution from the 2015 financial year.

The errant course followed by DB’s MB went as follows: After the catastrophic 2015 financial year, MB and SB proposed to the 2016 AGM – and it duly assented – that no dividend be paid, not even the statutory minimum 4% “emergency” dividend. The distributable profit at the time amounted to €165 million; the minimum dividend would have amounted to €141 million. Thus, each shareholder should have received at least €0.10 at the time of the 2016 AGM.

An action for annulment of the resolution of the 2016 AGM was brought. In its ruling dated December 15, 2016, the Regional Court (Landgericht) of Frankfurt am Main held that DB should have had to distribute the minimum dividend.

The court found that the Bank’s existence and ability to survive was not jeopardized by this, as the SB had not even reduced the MB’s remuneration.

DB lodged an appeal on January 18, 2017 and filed grounds for relief on March 20, 2017. The grounds maintained that the reinvestment of profits (i.e., not distributing the 2015 distributable profit) had been necessary “according to a business judgment in order to secure the Bank’s existence and ability to survive” (p. 27 of the grounds for relief). These arguments were made after the capital increase was carried out (!), which had already been announced in an ad-hoc notification on March 5, 2017. That ad-hoc notification also announced a €0.19 dividend, which would also be distributed to the holders of the new shares issued on the basis of the capital increase.

However, the MB had previously invariably announced (particularly in the financial calendar) that no dividend could be paid out due to the regrettable financial condition of the Bank.

Agenda Item 2a now states that the dividend to be distributed will also be paid out from the 2015 distributable profit. The dividend includes a component that reflects the €165 million profit carried forward from 2015 and the remainder is to be paid out using the distributable profit from the 2016 financial year. This stands in diametrical opposition to earlier statements by the MB that it would not be possible to distribute any dividend for 2016, either.

On March 5, 2017, the Bank stated on its website that it wished to distribute a dividend “retrospectively” for 2015 (and wished to include the new shares in the dividend).

However, taking into account the number of shares prior to the capital increase, this would still be less than the minimum dividend (namely, 3%). This would mean that each old shareholder would lose €0.02 of their share of the dividend.

At an investor conference, the Chairman of the Bank’s MB announced the intention to propose a sort of joint 2015/2016 dividend (€0.08 plus €0.11 per share). And, demonstrating nearly unrivaled chutzpah, he stated that future shareholders (after the capital increase) would pay themselves the dividend.

This mention of a joint dividend is also included in the prospectus for the capital increase: the Bank did not want to pay any dividend higher than that prescribed by German law. For this reason, the MB (! not also the SB! ) intended to propose a €0.19 dividend to the 2017 AGM.

When the media asked the Bank how it explained the divergence between the pleading before the court and the statements of its senior management, they were told that the intention was to withdraw the appeal in the coming days; the grounds for the relief had only been submitted because the Bank had wanted to keep all of its options open.

In conclusion, the MB and the SB have set a vague dividend policy which is hardly in keeping with the principles of proper business management by a reputable businessman.

Shareholder Dr. Michael T. Bohndorf, Ibiza / Hamburg, re. Agenda Item 10

I hereby propose

B striking the election of the proposed SB candidate Gerd Alexander Schütz from the Agenda, or alternatively not electing the candidate.

Reasons

1.	The electoral procedure is objectionable. In the absence of one or more alternative candidates, this is in reality not an “election” by the technical and legal meaning of the word, but rather an acclamation – as otherwise seen only in totalitarian states. The vacant seat on the SB must be filled by the shareholder community. No single candidate shall be proposed a priori; rather, the AGM must be given leeway in assessing and selecting candidates.

2.	What happens when the only candidate does not pass muster in the so-called “election”? Shareholders are indirectly forced to “elect” (or better: confirm) the SB candidate because the vacancy would otherwise be perpetuated and this situation can only be resolved in two ways: court-ordered appointment (which would then stand in diametrical opposition to the resolution by the AGM) or holding a new AGM (with a selection of candidates).

3.	In the event of an improper “election”, DB runs the risk that in the event of a successful challenge, all SB resolutions (in which the improperly elected candidate is involved) would be null and void due to a serious breach of statute (§ 134 German Civil Code (BGB)).

4.	It is not evident why Mr. Schütz should be appointed for only one year – in contrast to all other candidates (four years each!). This amounts to a de facto probationary appointment, for which the proposing SB does not offer any grounds. The SB is supposed to ensure continuity so that it is able to guarantee a proper review of the MB’s activities over a longer period.

5.	In its proposal, the SB (deliberately) suppresses the fact that Mr. Schütz serves as the asset manager of a major Chinese investor, HNA, and is intended to act as a watchdog. The SB conceals this fact. HNA operates as an investor and asset manager and holds at least 3% of shares in DB (if not more after the recent capital increase). There is a major shortcoming in this respect when it comes to the shareholders’ right to information, and they are being left completely in the dark.

6.	This therefore constitutes an inadmissible attempt on the part of a major shareholder to sneak a watchdog onto the DB SB to do its bidding. As a matter of fundamental principle, something like this is objectionable because every SB member is supposed to be beholden to all shareholders. SB members do not represent the interests of individual shareholders but rather must operate in accordance with the principles of a “reputable businessman” and must comply with the statutory provisions of §§ 116 and 93 of the German Stock Corporation Act (AktG). The law provides for the delegation of representatives only in exceptional cases (e.g., the State of Lower Saxony in accordance with the VW Act).

7.	It is hereby requested that the foregoing be investigated to the fullest extent in order to satisfy the shareholders’ need for information for the “election”.

8.	In accordance with the German Corporate Governance Code (GCGC), highly specific information must be disclosed for SB candidates. According to section 5.4.1 of the Code, relevant knowledge, abilities and experience must be disclosed with any proposal. The specialist qualification offered by a business administration student who left school without a degree to establish convoluted asset management advisory relationships must be questioned.

9.	Mr. Schütz’s asset management firm is a direct competitor of DB. This is incompatible with the requirement for independence when exercising a mandate as a member of the SB. Moreover, there are hundreds of similar financial advisors in Germany and Austria. Why the SB finds that HE of all people should be elected can only lead one to conclude that there is some arrangement between the Chinese HNA investor and DB – specifically to motivate HNA to acquire further shares in DB.

10.	It is unclear what payments – aside from the SB remuneration from DB – are supposed to be made to Mr. Schütz (by his clients) for his role on DB’s SB.

11.	If Mr. Schütz was proposed by the Nomination Committee, it should be shown what knowledge this Committee had and how the nomination process was conducted. If the AGM is to sign off on the findings of the Nomination Committee, it must also know what knowledge (information) this had at its disposal.

12.	Finally, it is unacceptable that no alternative SB members have been nominated for election as a precautionary measure for the event of any vacancy.

Shareholder Dr. Michael T. Bohndorf, Ibiza / Hamburg, re. Agenda Item 10

With respect to the proposed election of Dr. Paul Achleitner in Agenda Item 10 of the 2017 AGM, I hereby propose that

C his election be struck from the Agenda, or

alternatively, that he not be elected.

Reasons

As a point of order, as with all other SB candidates, it is objectionable that no “election” within the technical or the legal meanings of the word can be held. If Dr. Achleitner were to be “elected” today, this would give rise to the risk that all future SB resolutions in which he is involved are null and void on the grounds of a serious breach of statute in accordance with § 134 German Civil Code (BGB). If his appointment were to be successfully contested, all of his activities on the SB would be invalidated from the very beginning (ex tunc, as the legal practitioners call it).

The “election” procedure established by the SB does not conform to democratic norms and is in glaring contradiction to the due and proper conduct of business. In particular, it is not in accordance with the principles of a “reputable businessman” to which DB must adhere in keeping with the Foreword to the German Corporate Governance Code.

By its very definition, the term “ELECTION” requires there to be an ability to choose between at least two alternatives. If only one single candidate is offered to fill a newly occurring vacancy, the AGM is not given the opportunity to choose. Rather, this procedure which has been staged by the SB is merely an attempt to simply confirm the proposed candidate by acclamation. This is inadmissible and goes against the fundamental principles of the law.

In any other (true) election in Germany (whether it be to the Bundestag, in which the voter can select from several parties and there is no one-party acclamation, or in a beauty pageant in which usually 30 candidates compete), the principle of selection exists.

What is behind all this? DB faces a risk when it comes to filling the seat previously held by Dr. Achleitner with a new candidate: he is presented to the shareholders as the sole candidate (whose “election” is mooted as incontrovertible when he is called the future SB Chairman before he is even appointed) meaning that it is not possible to even begin to vote/select/weigh the options.

Moreover, the shareholders are ultimately forced to cast their vote for the proposed candidate. If they vote against him, they run the risk that if the candidacy fails, the vacancy on the SB is perpetuated. They would therefore then be forced (unwillingly) to select the lesser of two evils: conformity with the proposal of the current Supervisory Board still in office.

If the shareholders did not comply with the management’s proposal, the vacancy on the SB would have to be filled in another way: court appointment pursuant to § 104 German Stock Corporation Act (AktG) (although the registry court, if it were to comply with the management’s proposal, would have to disavow the AGM’s election) or clarity would have to be brought about at a new General Meeting to be convened as soon as possible.

As a point of order, it must also be noted that Dr. Achleitner nominated himself for reappointment. He is still the Chairman of the Nomination Committee of the SB of DB. The Committee voted on the proposal listed under Agenda Item 10 that especially he be elected.

This procedure misconstrues the procedure implemented by the Nomination Committee: a competent successor must be sought to succeed a departing member, whereby the Nomination Committee must be guided by the principles set out in its own terms of reference, particularly those based on the principles of the German Corporate Governance Code. Hence it is inappropriate (and, it must be said, embarrassing even) for a sitting member of the Nomination Committee to nominate himself as a suitable candidate.

This procedure also goes against sound management and stands in the way of a true “election” of a nominated candidate. This leads to auto-nepotism and an adherence to ossified SB activity which many shareholders – probably not incorrectly – consider not very successful.

The famed conductor Pierre Boulez said that a culture that does not break with tradition ultimately dies. And in his time, Gustav Mahler pointed out: Tradition is tending the flame, not worshiping the ashes. The SB Chairman who nominates himself would be well advised to heed this.

Shareholder Robert Fell, Burkardroth, re. Agenda Item 3 and 4

When voting on Agenda Item 3 (Ratification of the acts of management of the members of the Management Board) and Agenda Item 4 (Ratification of the acts of management of the members of the Supervisory Board), I hereby request that ratification be refused.

Reasons

Already at the 2015 Annual General Meeting, the Management Board as well as the Supervisory Board of Deutsche Bank were publicly informed of Deutsche Bank’s attorneys’ systematic fraudulent trial testimony in a large number of civil proceedings. It is child’s play for any interested shareholder to find more information about this online.

At the time, Management Board member Stefan Krause responded that as a matter of principle, Deutsche Bank states the facts as they are presented in the case files. Surely, this goes without saying for reputable businessmen; the only thing is, sadly, this is anything but the case at Deutsche Bank.

A year later, at the 2016 Annual General Meeting, John Cryan, the Chairman of the Management Board, in direct reference to the accusation of systematic, mass-scale fraudulent trial testimony by Deutsche Bank’s attorneys, repeated: “Deutsche Bank states the facts as they are presented in the case files”.

Now, some people today may consider it normal for a lie to be repeated so many times until it is ultimately accepted as the truth.

But in these many thousands of instances, Deutsche Bank will not be able to keep fooling the judiciary. This is because the facts in these innumerable, completely similar proceedings to uncover Deutsche Bank’s brazen fraud concerning junk properties, these facts and circumstances contained in Deutsche Bank’s credit files are denied and distorted by Deutsche Bank.

Even worse!

The Bank’s trial attorneys knowingly obscure the actual facts and circumstances in an attempt to obtain a favorable ruling for Deutsche Bank through fraudulent means.

A scandal, which public television has repeatedly had to report on and which for several years now has been investigated by a variety of public prosecutors.

What is going on at Deutsche Bank?

The entire Management Board and Supervisory Board of Deutsche Bank have been informed in full of the attorneys’ dishonest trial conduct. Not even one member of these boards appears to have even conceived of launching an internal investigation into these massive accusations.

Without going into the details of the many hundreds of civil proceedings, the very idea of fraudulent testimony by Deutsche Bank’s trial attorneys means that Deutsche Bank consistently violated the German Banking Act, that a large number of employees acted in a manner disloyal to the bank, and that internal audit departments and supervisory bodies systematically and continually failed.

And Mr. Cryan wants us to believe after his more than embarrassing public apology that this was just a few “transgressions” by a mere handful of employees and that otherwise everything is fine and dandy at Deutsche Bank.

And at the same time, the members of the Management Board and the Supervisory Board, through their illegal failure to satisfy their supervisory duties, support a systematic and mass-scale trial fraud to the detriment of thousands of small German investors.

For the reasons specified, the ratification of the acts of management of the Management Board and the Supervisory Board is to be refused.

Shareholder Dr. Michael T. Bohndorf, Ibiza / Hamburg, re. Agenda Item 10

With regard to Agenda Item 10 of the 2017 AGM, I submit a counterproposal that

D the election of Dr. Simon be struck from the Agenda, or

alternatively, that he not be elected.

Reasons

In proposing that the election of Dr. Simon be struck from the agenda, I refer to the two proposals concerning Dr. Achleitner and Mr. Schütz. The situation is identical in the case of Dr. Simon: The proposed election procedure is not in keeping with the requirements for a due and proper election.

On a personal level, the shareholders called on to vote should know that both Dr. Simon and DB itself have been deceitful about the candidate’s character:

According to the invitation to the 2017 AGM, he is presented as a self-employed attorney-at-law “with his own law firm, Simon GmbH”, Cologne, who had previously been a partner at the law firm Flick, Glock, Schaumburg. That is true but only to a very limited extent. This law firm showed Dr. Simon the door at the end of 2016 after several criminal investigations were launched against him concerning suspicion of betrayal of clients, breach of trust, and fraud, some of which are still pending. One of the accusations was that, as a partner at this law firm, he provided legal counsel for his own account and pocketed fees running into the millions (Windreich case, GF Balz). He had no further place in this respectable law firm.

Dr. Simon – who wrongfully calls himself Prof. Simon despite never having been a full professor (“honorary professor” is a title, not part of a name) and no longer gives lectures as an honorary professor (searching for him as an active lecturer in the course catalog of the University of Cologne is a fruitless affair) – is no longer an attorney in Cologne, but rather has absconded to Freienbach in the Canton of Schwyz, Switzerland. Although he is still a licensed attorney in Cologne, he is exempted from the duty to maintain a law practice there. Thus, contrary to the impression given in Agenda Item 10, he does not maintain a law practice in Germany. Furthermore, the authorization to accept service given for him in the register of attorneys of the German Federal Bar Association (Bundesrechtsanwaltskammer) is false.

In Switzerland, he is not listed as an attorney in the Canton of Schwyz (precisely because he is not licensed to practice there). Instead, he established a company in his place of residence, Simon GmbH, that gives its object as legal counsel but not Swiss legal counsel, as it is expressly referred to there.

At his address in Switzerland, among other things he is apparently active for his clients, the investment firm FAB Partners (Michele Faissola) in St. Helier, Jersey, which is associated with the Sheikhs of Qatar, and he provides counsel on non-Swiss legal issues (e.g., investments and involvement at DB), for which he no longer maintains a law practice. The reason for this is evident: Dr. Simon’s reputation in German legal circles is “shot”: his disreputable resume over the last three years or so is more than notorious. In addition, the tax rates in Switzerland are lower than in Germany.

Now, any attorney may well organize their business under the applicable laws as they see fit. However, if he (and by extension DB, which is well aware of the criminal aspects of his activities from the appointment process at the registry court) wishes to give the impression of an attorney in Cologne who left one of Germany’s most renowned tax law firms after almost 20 years (in extremely curious circumstances) and now runs his own consultancy as a limited liability company (GmbH) (in the absence of a corresponding license to practice law in Switzerland), then almost every aspect of this is false. Whoever deceives the AGM in this way cannot claim to be a reputable businessman (Foreword to the German Corporate Governance Code) who fulfills his duties on the Supervisory Board with the care of a diligent and conscientious manager (§§ 116 and 93 Stock Corporation Act).

The shareholders called on to vote must know exactly who they have before them, and must not cast their ballots based on half-truths, prevarications, and lies on the part of the bank and its candidate. Whoever wishes to take on the responsibility of acting on behalf of all shareholders in overseeing the Management Board must be 100% beyond reproach and must not operate in (out of) a legal gray area.

And this also includes the bank and its candidate Dr. Simon revealing his involvement with the major shareholders from Qatar. Rumors have been making the rounds that Dr. Simon is a lobbyist for the Sheikhs of Qatar. However, the shareholders at the 2017 AGM learn nothing of this from the agenda.

The fact that a major shareholder wishes to delegate a member to the Supervisory Board requires at the minimum a basis in law or the articles of association (as in the case of VW AG). This is missing in § 9 of DB’s articles of association. An elected member of the Supervisory Board should always represent the interests of all shareholders, and not act as a unilateral lobbyist. For this reason, Dr. Simon is unsuitable a priori as a future member of the Supervisory Board.

Shareholder Dr. Ing. Ernst Rätz, Köln, re. Agenda Item 3 and 4

I propose regarding

Item 3: Ratification of the acts of management of the members of the Management Board that ratification be refused and also regarding

Item 4: Ratification of the acts of management of the members of the Supervisory Board that ratification be refused.

Reasons

I submitted an identical counterproposal to the 2016 AGM.

The situation has since improved considerably and the Management Board has made a great effort.

The positive aspects include:

*	that the fines for banking irregularities in the United States and elsewhere have now been fixed, are manageable, and also in some cases have already been paid,

*	that the decision was finally taken to retain Postbank and integrate it into the Group, which I personally welcome,

*	that as in 2015, the Management Board and Supervisory Board again waived their bonuses in 2016.

The negative aspects include the fact that another capital increase amounting to €8 billion was necessary to shore up the reserves; this was completed in early April 2017.

As far as I am aware this was the fourth capital increase since 2010, with a total of €30 billion generated in proceeds. Without this massive capital injection, the bank’s market capitalization would no longer amount to roughly €33 billion.

However, these are legacy issues with no fault on the part of the new Chairman of the Management Board. Rather, they are arguably due to the excessive bonus culture that prevented reserves from being built up in previous years.

At times I get the impression that some on the Management Board and Supervisory Board still fail to realize that the bank belongs to the shareholders. This means that profits cannot just be used to pay bonuses; rather, there must be a balanced ratio of bonus payments to dividend payments.

In my opinion, at a well-managed bank, the sum of the bonus payments must never exceed the sum of the dividend payments.

In other words, if no dividends, then no bonuses either.

Deutsche Bank has violated this rule for decades.

2016 is the first year in which bonuses (which I believe to be €500 million) exceed the dividend by only 77%.

In 2014, the bonus payments (€2.7 billion) exceeded the dividend (€0.9 billion) by 300%.

In 2015, bonus payments amounted to €2.4 billion. The initial move was for no dividend to be distributed, now €0.165 billion will be paid out retrospectively. The bonuses exceed the dividend by 1,455%.

In 2016, €0.5 billion was paid out in bonuses and the dividend amounted to €0.282 billion. As noted above, the bonuses exceed the dividend by 77%.

Had the bonus payments matched the dividend in these three years, €4.253 billion would have been left over for reserves and the capital increase could have been reduced to €4 billion.

This is the first reason why I refuse to ratify the acts of management of the Management Board and Supervisory Board. I hope to see dividend payments in the next three years that at least match the level of bonus payments.

My second reason for refusing to ratify the acts of management of the Management Board and Supervisory Board is the constant job cuts.

I understand that savings need to be made when personnel expenses are too high, but does it always have to be the case that some lose their jobs while others receive bonuses?

Also, cutting bonuses and salaries could be a solution to avoid having to announce further redundancies.

A 10% reduction in personnel expenses can be achieved in one of two ways.

Either you lay off 10% of the workforce, or you cut personnel expenses from wages, salaries and bonuses by 10%.

I believe that the majority of Deutsche Bank staff would favor the second option.

I ask the employee representatives on the Supervisory Board to consider this solution and mediate between the Management Board and workforce.

Shareholder Roland Kirchner, Rodeberg, re. Agenda Item 10

E

Pursuant to § 126 (1) Stock Corporation Act, I propose as shareholder of your stock corporation, under Agenda Item 10, “Election to the Supervisory Board”, that Roland Kirchner, Diplom Betriebswirt (FH), self-employed businessman, Rodeberg be elected.

Reasons

For years now I have been fascinated by developments at Deutsche Bank, which is why I became a shareholder and currently hold 1,600 shares. The company has made a success of expanding internationally and diversifying. For this reason, it is necessary to elect new members to the Supervisory Board. Thus, a structured process for selecting candidates was launched to ensure a transparent selection procedure. This is where I come in.

In his capacity as a member of the Supervisory Board and the Chairman of the Nomination Committee, Dr. Paul Achleitner presented me as an alternative candidate for the elections to the Supervisory Board at the Annual General Meeting of Deutsche Bank AG on May 19, 2016. The fact that I do not hold any other board positions means that I can fully concentrate on these duties.

In my long professional career I have always performed a management advisory role in addition to my supervisory activities. Through creating and implementing processes and participating in internal and external audits, I am familiar with the structures and know where and how to seek out the relevant decision-making information in a timely manner. I have in-depth expertise in finance, accounting and law.

I am convinced that my broad knowledge and skills in financial accounting (including monthly and annual financial statements in accordance with German commercial law (HGB), IFRS and US GAAP) and in operational and strategic management accounting (including cost accounting and product costing), management consulting, planning and preparing forecasts, participation in external and internal audits and financial control and auditing of corporate government systems, as well as in process optimization, will meet your requirements, and I put myself forward for election to the Supervisory Board.

I am qualified based on my degrees in Engineering Management (Diplom wirtschaftsingenieur) and Business Management (Diplom Betriebswirt), as well as my many years of professional experience as a certified SAP consultant for the FI/CO modules.

I am currently a self-employed businessman in the solar industry at KIR.SOLAR in Rodeberg. As managing director, I am responsible for planning, financing, purchasing, deploying and operating solar power systems.

My knowledge of the core processes underlying internal and external accounting and of legal issues is up-to-date thanks to my experience as Head of Management Accounting (including responsibility for HR) and subsequent cooperation with the specialist departments and internal audit. I most recently worked as Head of Finance and Legal at PACOMA GmbH in Eschwege.

As Local Process Owner at KONE (Finland) GmbH in Hamburg, I was responsible for implementing, ensuring compliance with and optimizing business processes within the Management and Support function, including the structuring of Master Data Management.

As Head of the SAP FI/CO Team at CONRAD ELECTRONIC SE in Hirschau, I was responsible for deploying and developing these SAP modules and the associated business processes. Managing staff, including assuming responsibility for their results, and managing and sub-managing all projects assigned to this department in Germany and abroad was an exciting challenge that enabled me to expand my knowledge of generic and branded products.

At RWE Solutions AG in Frankfurt, a subsidiary of RWE, I was active in business consulting and as an ERP advisor was responsible for developing the SAP master template and rolling out the financial accounting, treasury, controlling, investment management and enterprise control modules, as well as the permissions policy as part of the corporate governance system.

As a controller at Marconi Data Systems GmbH in Limburg, a subsidiary of General Electric (USA), I was responsible for cost center accounting, reporting in accordance with US GAAP, and optimizing workflows at the interface between logistics/warehouse and accounting.

As a controller at Rheinelektra CARE GmbH in Kelkheim, a subsidiary of RWE, I was responsible for management accounting, finance and accounting, and MIS in accordance with German commercial law (HGB) and IAS (now IFRS).

Please confirm receipt of this letter. In addition, I request that this election proposal be published in accordance with the Stock Corporation Act.

I consent to the full or partial reproduction of my CV on your website in connection with the counterproposals.

Following the next appointment of candidates to the Supervisory Board, I would like to contribute my experience to implementing the bank’s Strategy 2020.

Information from the Management Board regarding the election proposal of shareholder Kirchner (“E”) pursuant to § 127 sentence 4 Stock Corporation Act

At Deutsche Bank AG, as a listed company subject to the Co-Determination Act, the Supervisory Board comprises at least 30 % women and at least 30 % men in accordance with § 96 (2) sentence 1 Stock Corporation Act. The minimum quota is to be fulfilled by the Supervisory Board as a whole, unless either the shareholder representatives’ side or the employee representatives’ side has objected to joint fulfillment.

In the event of such an objection, the minimum quota would have to be fulfilled separately upon an election to either the shareholder representatives’ side or to the employee representatives’ side. Until now neither the shareholder representatives’ side nor the employee representatives’ side has objected to joint fulfillment of the quotas pursuant to § 96 (2) sentence 3 Stock Corporation Act. Therefore, the Supervisory Board is to have at least six women and six men in order to fulfill the minimum quota requirements pursuant to § 96 (2) sentence 1 Stock Corporation Act.

Dachverband der Kritischen Aktionärinnen und Aktionäre, Cologne, re. Agenda Item 3

The acts of management of the members of the Management Board of Deutsche Bank AG are not ratified.

Reasons:

In financial year 2016, Deutsche Bank again failed to meet its own objective of implementing a forward-looking environmentally and socially responsible business strategy.

Punta Catalina/Coal

Deutsche Bank heads a European bank syndicate that has already provided more than USD 300 million for the construction of two coal-fired power plants in Punta Catalina, the Dominican Republic. The cost of the total project is estimated at USD 2 billion and construction will be carried out by the Brazilian contractor Odebrecht. Odebrecht stands accused of having engaged in bribery during the tender process in order to secure the Punta Catalina contract. Its bid was approximately USD 1 billion too expensive. On December 21, 2016, Odebrecht admitted in a New York court that it had paid USD 92 million to Dominican officials and middlemen in order to secure contracts for projects between 2002 and 2014. As a signatory of the Global Compact, Deutsche Bank has pledged to fight corruption and as such should pull out of this project in light of the corruption allegations.

Moreover, the project does not meet European standards for new coal-fired power plants. The envisaged technology is “subcritical”, with an efficiency of less than 38 percent. Once Punta Catalina is commissioned, it will emit 6.34 million tons of CO2 annually, thus increasing the Dominican Republic’s total CO2 emissions by 20%, which will have significant adverse effects for the environment and the health of the more than 100,000 people who live within a 28 km radius of the project.

Analyses over the past three years show that Deutsche Bank’s customer base includes numerous coal companies that hope to build new coal-fired power plants, such as NTPC and Power Finance Corporation in India, PPC in Greece, Energa in Poland and RWE in Germany. Deutsche Bank’s guidelines for coal financing represent a step in the right direction. However, they expressly only preclude the financing of new coal-fired plants. They must therefore be amended such that companies planning to build new coal-fired power plants are also excluded.

Dakota Access Pipeline (DAPL)

According to research conducted by Food and Water Watch, Deutsche Bank was involved in granting revolving lines of credit of more than USD 275 million to Sunoco Logistics, Energy Transfer Partners and Energy Transfer Equity. These companies are behind the contested Dakota Access Pipeline, which will transport oil extracted by fracking some 1,900 kilometers from North Dakota to Illinois. The pipeline will run through land that the Standing Rock Sioux Tribe considers sacred. The tribe is also concerned about land rights and fears that oil leaks could contaminate sources of drinking water. Any consultation with the Sioux was completely insufficient. In fall 2016, the security forces met people protesting the pipeline with brute force.

Yet as recently as late March 2017, Deutsche Bank co-signed a credit facility for Energy Transfer Equity (ETE). By contrast, ABN Amro, which like Deutsche Bank is also indirectly involved in the DAPL project, publicly announced that it would review its business relationships with ETE until the consultation issues surrounding the DAPL were resolved. ING has divested its shareholdings in the DAPL parent companies and will not be concluding any new business with them.

Glencore

Deutsche Bank is a longstanding financier of Glencore, the world’s third-largest mining corporate group, even though Glencore operates major mining projects in several countries in Latin America, which in recent years have been the target of numerous allegations concerning human rights violations, the environment and tax law. Currently, various court proceedings are pending against the group in Peru, Columbia, Bolivia, and Argentina.

In Columbia, Glencore has been protracting certain relocation processes for many years now. Moreover, the group is accused of (co)financing paramilitary groups in the areas surrounding the mine. These groups are said to be responsible for killing more than 3,100 people and displacing more than 55,000.

Furthermore, in Argentina, Columbia and Bolivia, the group stands accused of tax evasion and circumventing tax payments by filing fraudulent tax returns. Court proceedings in this regard are pending in Argentina.

In Peru and Argentina, Glencore is blamed for massive environmental pollution in the areas surrounding its mines. For instance, several studies have recorded elevated concentrations of heavy metals in people and water supplies in the areas surrounding the Tintaya mine in Espinar. A study conducted by the National University of Tucuman established that water sources near Glencore’s La Alumbrera mine in Argentina were contaminated with copper and other heavy metals.

Shareholder Dr. Michael T. Bohndorf, Ibiza / Hamburg, re. Agenda Item 3 and 4

F, G

I hereby propose that the acts of management of the members of the Management Board and of the Supervisory Board not be ratified and request separate votes for the individual members.

Reasons:

The Management Board and the Supervisory Board have for many years – particularly also in financial year 2016 – failed to disclose to the shareholders, investors and the financial market the risks arising from the two lawsuits filed by the major shareholder BlackRock for claims amounting to approximately USD 80 billion (80,000,000,000). Assuming a discount of approximately 50% – should a settlement be reached – this would mean that the Bank would have to service claims in the region of EUR 40 billion. Both suits (pending in New York and Santa Ana, California) are now in the discovery phase. A few days ago, in the Santa Ana lawsuit, a discovery hearing was held and that will be continued to June 19, 2017.

Almost no provisions have been recognized for either lawsuit; at any rate not in the necessary amount and not individually verifiable. Pursuant to the mandatory provisions of the German Commercial Code, provisions must always be recognized in accordance with the principle of commercial prudence if a liability is sufficiently likely to be incurred. It appears that the Management Board and the Supervisory Board of Deutsche Bank are keeping expected risks secret because they are no longer financially capable of recognizing provisions in the necessary amount. In so doing, the executives at Deutsche Bank are deceiving their shareholders and the management has proven itself incapable of fulfilling its duties in accordance with the law.

Shareholder Marita Lampatz, Gelsenkirchen, re. Agenda Item 2

H

Ms. Lampatz will oppose the proposal by the Management Board and the Supervisory Board regarding Agenda Item 2 “Appropriation of distributable profit for the 2016 financial year” and make the following

Counterproposal regarding the appropriation of distributable profit for the 2016 financial year.

The proposed resolution is as follows:

“EUR 281,885,949.46 of the distributable profit for the 2016 financial year amounting to EUR 447,142,617.14 shall be distributed to no-par value shares eligible for the payment of a dividend for the 2016 financial year, with the remaining EUR 165,256,667.68 being carried forward to new account as profit.

The proposal will be finalized by the specific amounts for the dividend payment and the amount carried forward to new account when the number of shares in treasury are determined and thus also the number shares that are ineligible for the payment of a dividend at the time of the Company’s General Meeting are determined and announced.”

Reasons:

Ms. Lampatz has contested the resolution by the previous year’s General Meeting relating to Agenda Item 2 – to carry the EUR 165,256,667.68 in distributable profit for the 2015 financial year forward to new account and not to distribute any dividends – because this was in breach of § 254 German Stock Corporation Act. The resolution violates the shareholders’ right to a distribution of the so-called minimum dividend amounting to 4% of the share capital, equivalent to a dividend of EUR 0.11 per no-par value share eligible for the payment of a dividend from the net profit generated in the 2015 financial year. Had the Management Board and the Supervisory Board of the Company not inaccurately told the previous year’s General Meeting that it was necessary to carry the entirety of profits forward to new account in order to secure the Company’s existence and survival, but instead proposed to distribute the minimum dividend prescribed by law, the General Meeting would have been able and required to resolve to distribute a EUR 0.11 dividend to the shareholders for each no-par value share eligible for the payment of a dividend for the 2015 financial year. Accordingly, in the ruling by the Frankfurt am Main Regional Court (Landgericht) dated December 15, 2016, case file 3-5 O 154/16, the court allowed Ms. Lampatz’s action for annulment, declaring the resolution null and void.

On January 18, 2017, the Company lodged an appeal with the Frankfurt am Main Higher Regional Court (Oberlandesgericht), case file 5 U 6/17, providing the reasons for this in the pleading dated March 20, 2017. In the filing dated April 18, 2017, it withdrew its appeal in relation to this Agenda Item.

As a consequence of the withdrawal of the appeal, the ruling of the Regional Court became legally binding and therefore by the force of the law the resolution of the previous year’s General Meeting on Agenda Item 2 – to carry the EUR 165,256,667.68 in distributable profit for the 2015 financial year forward to new account and not to distribute any dividends – is null and void (§ 248 (1) Stock Corporation Act).

A resolution relating to the appropriation of the distributable profit generated by the Company in the 2015 financial year, amounting to EUR 165,256,667.68, therefore does not exist (any longer) and must be obtained subsequently pursuant to § 174 (1) Stock Corporation Act (cf. BGH NJW 1994, 520).

The Agenda for the Company’s General Meeting to take place on May 18, 2017 does not include any Agenda Item entitled “appropriation of distributable profit for the 2015 financial year”. In the letter dated April 13, 2017, Ms. Lampatz asked the Management Board of the Company to include the item “appropriation of distributable profit for the 2015 financial year” on the Agenda. The Management Board refused to do so on April 18, 2017. Therefore, on April 21, 2017, Ms. Lampatz filed a petition with the Frankfurt am Main Local Court (Amtsgericht) requesting the Court’s authorization to make and publish the corresponding change to the Agenda. Pursuant to the ruling by the Frankfurt am Main Local Court dated May 2, 2017, Ms. Lampatz was authorized to announce and make known the addition of Agenda Item “appropriation of distributable profit for the 2015 financial year” to the Agenda for the General Meeting to take place on May 18, 2017. In the grounds for its ruling, the Frankfurt am Main Local Court explained that the resolution taken by the 2016 General Meeting to appropriate the distributable profit for the 2015 financial year was declared legally null and void, meaning that no resolution on the appropriation of distributable profit for the 2015 financial year existed thus far, and that the General Meeting still had to resolve this.

Due to the fact that distributable profits for the 2015 and 2016 financial years are required to be separated for accounting purposes, the Company had to ensure that the resolution on the appropriation of distributable profits for the 2015 financial year be taken independently of the resolution on the appropriation of distributable profits for the 2016 financial year. Accordingly, a separate resolution must be taken on the appropriation of distributable profits for the 2015 financial year.

This means that the resolution under Agenda Item 2 cannot and must not be passed with respect to the share of the distributable profit reported for the 2016 financial year which is attributable to the distributable profit reported for the 2015 financial year amounting to EUR 165,256,667.68 (reported under Agenda Item 2 a). This counterproposal takes this legal situation into account and limits the scope of the resolution on the appropriation of distributable profit to the amount of the distributable profit attributable to the 2016 financial year according to Deutsche Bank’s statements (reported under Agenda Item 2 b).

Shareholder Dr. Reiner Fuellmich, LL.M., Göttingen, re. Agenda Items 3 and 4

I hereby propose regarding Agenda Items 3 and 4 that the acts of management of the members of the Management Board and of the Supervisory Board not be ratified

Reasons: The Management Board and the Supervisory Board do not provide even remotely correct reports as to the bank’s litigation risks amounting to approximately USD 85 billion stemming from a civil lawsuit concerning junk real estate financing pending in the United States, have not to any extent recognized provisions in this regard and are thus incorrectly presenting the condition of the bank. Furthermore, the members of the Management Board and of the Supervisory Board endorse the continuing and daily fraudulent trial testimony by Deutsche Bank’s attorneys in the bank’s pending junk real estate proceedings in Germany.

Numerous criminal investigations are pending in relation to these two offenses.

1.

Numerous class action lawsuits are pending against Deutsche Bank in the United States, including one in California, with major shareholder BlackRock as the primary plaintiff. Deutsche Bank is being sued for approximately USD 85 billion in damages because it willfully violated its duties as the trustee of fund assets that – as has become apparent – consisted primarily of worthless junk real estate financing. As trustee, the bank, upon learning that the fund assets consisted primarily of worthless junk real estate financing (residential mortgage-backed securities, or RMBS), should have ensured that this worthless financing was exchanged for legitimate financing.

It did not do this because then it would have revealed itself as being the primary producer of this junk real estate financing. For, according to a 2012 Spiegel report, it was itself the biggest producer of such junk real estate financing in the United States in 2006/2007 (Spiegel, Issue 5 2012, “Die Zocker AG – USA gegen Deutsche Bank”). Deutsche Bank may have settled the government’s criminal case by paying a fine USD 7.4 billion and thereby avoided claims of USD 14 billion in the nick of time.

However, it was not able to give private victims such as BlackRock the slip and is now fighting their civil lawsuits. Using the settlement with the government as a benchmark, a payment amounting to half of the claim, i.e., approximately USD 40 billion, can also be expected here.

2.

A non-profit organization filed an amicus curiae (“friend of the court”) brief on behalf of the plaintiffs (BlackRock et al.) in the California lawsuit, informing the court both of the ongoing criminal investigations into fraudulent trail testimony continuously being given in the German junk real estate financing proceedings and of the ongoing criminal investigations regarding the failure to recognize appropriate provisions. The amicus curiae brief also informed the court that the bank’s fraudulent actions (e.g., LIBOR manipulation, “securities” related to junk real estate financing, money laundering with respect to Russia, and so on and so forth) that the bank admitted to as part of settling its case with the government, were, despite the bank’s manifold apologetic lip service, by no means a thing of the past, but continued to be par for the course. The court was also informed of the fact that a respected German legal journal would shortly be publishing an article on the incidents concerning the bank’s fraudulent testimony, which numbered into the hundreds.

The facts presented to the court substantiate the offenses that the bank committed willfully – i.e., not just negligently; and willful intent is often penalized with punitive damages in the U.S. legal system. Normally, such damages exceed the actual damages incurred many times over.

3.

Even when ignoring the facts above, one thing remains:

A business model continues to be lacking under this management team. The profit being reported now is down almost exclusively to window dressing and not any actual profit generated from the operating business. Deutsche Bank was not prepared to pay a dividend amounting to the minimum dividend until ordered to do so by the Regional Court of Frankfurt.

The time has come to completely rebuild what has since become a Chinese-Qatari bank, and that can only be done under new management. New management can only be brought about externally, e.g., by means of a takeover by a major U.S. bank (disguised as a merger of equals, for all I care). Because in recent years, only the U.S. banks have demonstrated that they are capable of learning and, more importantly, that they are once again capable of generating profits.

Shareholder Michael Wolf, Neustadt, re Agenda Item 7, 12, 13, 14 and 16

O

Re Item 7: Counterproposal re authorization to acquire own shares in treasury:

a) … own shares in a total volume of up to 7.5 % of the share capital at the time the resolution is taken …

b) … does not exceed 7.5 % of the company’s share capital. To be included in the maximum limit of 7.5 % of the share capital …

P

Re Item 12: Counterproposal re creation of a new authorized capital:

a) … increase by up to a total of € 432,000,000 …

b) … increase by up to a total of € 432,000,000 …

Q

Re Item 13: Counterproposal re creation of a new authorized capital:

a) … increase by up to a total of € 1.024.000.000 …

b) … increase by up to a total of € 1.024.000.000 …

R

Re Item 14: Counterproposal re authorization to grant pre-emptive rights (stock options) to employees

a) … up to 25,000,000 pre-emptive rights to up to 25,000,000 registered no par value shares of the company …

b) … conditionally increased by up to € 56,200,000 (presumably meant is 64,000,000) through the issue of up to 25,000,000 new registered no par value shares.

c) … conditionally increased by up to € 56,200,000 (presumably meant is 64,000,000) through the issue of up to 25,000,000 new registered no par value shares.

S

Re Item 16: Counterproposal re due date of the Supervisory Board compensation:

To increase the flexibility here, the words “in February” shall be replaced by “within one month after the General Meeting.”

Reasons

The dividend in total of € 0.30 per share eligible for the payment of a dividend shall be reasonable and due for everybody before the Supervisory Board’s compensation.

The creation of a new authorized capital must not cause an over tighten dilution.

The company shall not acquire too much own shares in treasury but award its employees more pre-emptive rights (stock options).

Additional information on the election proposal from Mr. Kirchner

Roland Kirchner

Residence: Rodeberg, Germany

Personal information

Year of birth: 1958

Nationality: German

Career

01/2010-	Self-employed businessman in the solar energy sector, KIR.SOLAR, Rodeberg, planning, sales, installation and operation of photovoltaic units

02/2012-06/2012	Head of Finance and Accounting at PACOMA GmbH in Eschwege, responsible for finance, controlling, preparation of financial statements as well as the design and optimization of processes in SAP FI/CO

07/2011-12/2011	Local Process Owner at KONE GmbH, Hannover, responsible for the introduction, application and optimization of processes in SAP FI/CO

06/2010-10/2010	Qualification as certified SAP consultant for SAP ERP 6.0 external accounting with additional qualification in controlling

01/2008-12/2009	Head of SAP FI/CO team at CONRAD ELECTRONIC SE in Hirschau focusing on IT, responsible for the application and optimization of the SAP FI/CO modules and related business processes; staff management, including profit responsibility, management of all projects assigned to this area in Germany and abroad

01/2006-12/2007	Self-employed businessman in the solar energy sector; KIR.SOLAR, Rodeberg, planning, sales, installation and operation of photovoltaic units

04/2001-12/2005	SAP and business consultant at RWE Solutions AG (SAG) in Frankfurt, development and roll-out of SAP master template for financial accounting module; also overhead and product cost controlling, production planning and control, master data management and migration, authorization concept

04/2000-03/2001	Controller at Marconi Data Systems GmbH in Limburg; ORACLE project team; cost center and cost unit accounting, reporting, U.S. GAAP, optimization of logistics/warehousing and accounting workflows

11/1998-04/2000	Controller at Rheinelektra CARE GmbH (RWE) in Kelkheim, controlling, finance and accounting; MIS in accordance with the German Commercial Code and IAS

02/1997-07/1998	Controller at Deutsche Travertin Werke GmbH in Bad Langensalza, cost accounting, controlling, reporting, financial planning

11/1989-10/1995	Financial planner / cost accountant / calculator / controller at Schliess- und Sicherungssysteme GmbH in Mühlhausen; experience in financial, balance sheet, and profit and loss accounting, cost accounting, estimation, controlling and profitability analysis

04/1979-11/1989	Employee in production and production planning (operating technician) at ESDA in Struth; extensive practical experience and theoretical knowledge of management and controlling functions (incl. staff management)

Education

1995-1996	Studies in Business Management at the Technical University of Applied Sciences Wildau/ Berlin, degree as Diplom Betriebswirt (FH)

1994-1995	Distance learning studies in Business Management at the Schmalkalden University of Applied Sciences

1985-1990	Distance learning studies at the University of Applied Sciences Zwickau (FH), Reichenbach, degree in Engineering Management as Diplom Wirtschaftsingenieur (FH)

1979-1982	Vocational education and training at ESDA

1977-1979	Basic military service, Air Force

1973-1977	Secondary education, Mühlhausen

Memberships on statutory supervisory bodies in Germany

None

Memberships on comparable bodies

None

Other mandates

None